Mail Stop 0309	September 20, 2004

Mark J. Ahn, Ph.D.
President and CEO
Email Real Estate.com, Inc.
400 Oyster Point Boulevard, Suite 215
South San Francisco, CA 94080

Re:	Email Real Estate.com, Inc.
Registration Statement on Form SB-2, filed August 20, 2004
      File No. 333-118426

Dear Dr. Ahn:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. Please provide notice of your intended change in fiscal year by filing Form 8-K (Item 5.03) and provide any transitional reports that are required.


Summary, pages 3-4
3. We note that currently you appear to highlight certain positive aspects of your company and its strategy. The summary section should provide a brief, but balanced description of the key aspects of the company as of the latest practicable date. Please revise your summary to balance the discussion with an equally prominent discussion of the risks and obstacles in implementing your strategy. This also means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section. For example, you should briefly discuss that you have no product revenues, have a history of losses and will need to raise additional capital to operate your business.
4. We refer to your statement that "Preclinical studies with IPdR in several animal models has demonstrated that IPdR and radiation therapy is superior in terms of safety and efficacy when compared to radiation therapy and IUdR." We believe discussions regarding the results of preclinical and clinical trials are better placed in the
Business section where investors have more complete disclosure about the trials and the FDA process. Please revise your disclosure accordingly.

Recent Developments, page 3
5. We note that you are registering for resale outstanding common stock and common stock to be issued on the conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.
Did the merger between Email Real Estate.com and Hana Biosciences constitute a triggering event, which will result in the automatic conversion of both the Series A and Series B Preferred Stock? If it is not a triggering event, provide us with an analysis supporting your determination that it is not premature to register the resale of the underlying shares of each series of preferred stock at this time.

Risk Factors, pages 5-15
6. Please consider grouping your related risk factors together under three classified headings instead of two by separating risks related to your industry under a separate heading.
7. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "Trading of our common stock is limited" or describe an event that may occur in the future, such as "We do not expect to pay dividends." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

"Trading of our common stock is limited." Page 5
8. Please revise to disclose your current trading volume.

"Because it is a `penny stock,` it will be more difficult for you to sell shares of our common stock." Page 5
9. Please expand to discuss the monthly statements that brokers must provide to investors of penny stocks.
10. Please expand to discuss the specific legal remedies available to investors of penny stocks.
11. In an appropriate section of your document, please describe
Rules
3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7 and 15g-9
of
the Exchange Act and their effects on your stockholders.

"A significant number of shares of our common stock are or will become available for sale and their sale could depress the price of our common stock." Page 5
12. Please revise to disclose the number of shares of your common stock that currently are available for sale and that will become available for sale upon the effectiveness of this registration statement.
13. Please also revise to disclose the number of any additional shares you currently expect to issue and generally when those shares will be available for sale. For example, please describe any shares you expect to issue pursuant to option grants and when the terms of those grants will permit those shares to be salable.

"Our stock price is, and we expect it to remain, volatile, which could limit investors` ability to sell stock at a profit." Pages 5-6
14. To illustrate the fluctuations of your stock price, please provide a range for your common stock price since the announcement of your reverse acquisition by Hana Biosciences. Please note, it is not necessary to repeat the market price table provided later in the prospectus. Disclosure of the high and low price during this time period is sufficient.

"Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms." Page 7
15. Please revise to describe the "additional risks" to which you refer.

"We currently have no product revenues and will need to raise additional capital to operate our business." Page 7
16. Please revise your disclosure in this risk factor to briefly describe your "operations" for which you have sufficient cash to fund. This additional disclosure will help investors better understand the impact of a change in your capital resources or expenditures.
17. Please revise to disclose your expected expenditures over the next 18 months as you have disclosed on page 20.

"We are not currently profitable and may never become profitable."
Pages 7-8
18. Please disclose your net losses for the last two fiscal years.
19. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis. In that regard we note a statement recently made by your CEO published in an article dated July 26, 2004 in BIOWORLD Today, "Hana is burning about $200,000 a month, Ahn said."

"We have a limited operating history upon which to base an investment decision." Page 8
20. Please revise to disclose that you just recently acquired the rights to one of your two product candidates, IPdR, in February
2004.

"We may not obtain the necessary U.S. or worldwide regulatory approvals to commercialize our product candidates." Pages 8-9
21. To the extent known or easily obtainable, please disclose the historical rate of success for drug candidates. We note that various industry sources cite statistics of the percentage of NDAs that are accepted for filing or product candidates that enter clinical trials that are ultimately granted FDA approval.

"Our product candidates are in early stages of clinical trials."
Page
9
22. We note your statement that "The IND for IPdR is still under development and we do not expect to commence a Phase I trial until at least late 2004." In your summary, however, you state that for IPdR you "filed an IND with the FDA in August 2004 and hope to begin Phase
I trial by early 2005." Is your IND for IPdR still under development or have you completed the IND? In addition, your statements regarding the timing of a Phase I trial may be confusing, as one statement implies late 2004 and the other states 2005. Please revise here, in the summary and elsewhere in the prospectus to clarify.
23. Additionally, this risk factor states a fact without describing the risk or potential consequences. Please revise to discuss that obtaining FDA approval is a lengthy and expensive process and that you will not be in a position to generate product revenue for years, if at all. Additionally, discuss the fact that often, clinical trials are discontinued in later stages of development.


"Physicians and patients may not accept and use our drugs." Page
10
24. We note that you have not listed price as a factor that might impact acceptance of your product. Even though you discuss price in more detail in the risk factor on page 14, please disclose this as a potential factor.

"Our drug-development program depends on third-party researchers who are outside our control." Page 10
25. We note your statement that you depend on collaborators. Are the collaborators the same as the licensors described in the "Business" and "Management`s Discussion and Analysis?" If you are referring to something other than the agreements that have already been described, then revise the risk factor discussion to clarify, revise "Business" to provide a description of the material terms of these agreements and file them as exhibits. Alternatively, if you currently do not have any collaboration agreements and are dependent on entering into collaboration agreements, please revise to disclose that you are dependent on entering into such agreements but as yet have not successfully entered into any.
26. To the extent that you are substantially dependent on any third party researchers, please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of these parties, disclose the approximate number of parties performing these services and name any key parties.

"If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer." Page 12
27. Please revise to identify the key competitors you expect to compete with for market share and whether they have products or product candidates that are further advanced that yours.

"If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish." Pages 12-13

"If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation." Page 13
28. Please update to disclose whether there have been threats of litigation or negotiations regarding patent issues or other intellectual property, court challenges, legal actions, etc.

"Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement." Page 14
29. Please discuss the impact, if any, of the recent Medicare legislation.

"We may not successfully manage our growth." Page 14
30. Please revise to provide more detail on your anticipated expansion. For example, please state how you expect to expand your facilities, do you expect to lease additional space, purchase new facilities or build new facilities. How many and what type of additional personnel do you expect to hire? In addition, to the extent practicable, please quantify any expected expenditures. In that regard, we note your disclosure on page 20 regarding your expected expenditures over the next 18 months. Please also revise your disclosure on page 21 accordingly.
31. Additionally, describe the potential effects if you are unable to manage your growth rather than just stating your business would be harmed.

"We may be exposed to liability claims associated with the use of hazardous materials and chemicals." Page 14
32. Please disclose whether you maintain insurance for the use of hazardous materials and chemicals and, if so, the level of coverage.
Please also disclose the cost to you of such coverage, if material.
33. Please discuss if you have been the subject of any investigations in the past.

"We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace." Page 14
34. Please name your key personnel and their positions with the company.
35. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
36. Please state whether you maintain employment contracts with key personnel and disclose the term and termination provisions of the same if applicable.

"If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed." Page 15
37. Please revise to disclose the number and type (i.e.
scientific,
administrative, sales and marketing) of personnel you expect to hire and to the extent practicable, please quantify any expected expenditures in hiring such personnel.


"We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits." Page 15
38. We note your statements that you do not have clinical trial insurance or product liability insurance but you intend to obtain it prior to commencement of clinical trials. As you have commenced clinical trials for PT-523, please revise to update this disclosure.
If you are conducting clinical trials without insurance, please specifically disclose this information. If you have obtained clinical trial insurance, please revise to disclose the policy limitations. If you expect this expense to have a material effect on your results of operations, then please quantify the costs.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, pages 16-23
39. We note that your plan of operation for the next twelve months appears to be limited in scope and does not address all of the key variables and other qualitative and qualitative factors necessary for a proper understanding and evaluation of the Company. Please expand
your discussion to cover the planned expenditures and expected drug
development as presented in the development plans on pages 31 and
37
of the filing.   Include a discussion of employees to be hired and
other expansion of the Company`s infrastructure.
40. Please revise your MD&A so that there is more focus on
analysis
as required by our recent MD&A Release No. 33-8350; 34-48960; FR-
72
(December 19, 2003). In that release, we explained that "MD&A requires . . . an `analysis` of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. .
.. . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example:
* Why have your payroll expenses increase? If you have increased the number of employees, revise to disclose the number of new employees;
* We note rent and utilities expenses have increases significantly for the six months ended June 30, 2004, do you have a new facility?;
* Provide a description of the professional fees and travel expenses and the reasons for the increases in these expenses; and

* For the year ended December 31, 2003 research and development expenses increased. What projects accounted for this increase in research and development expenses?
Please review your entire MD&A and revise accordingly. We may have further comments.

Overview, page 16
41. Currently, your MD&A overview discusses your history and your source of expenses. In a release called "Commission Statement about
Management`s Discussion and Analysis of Financial Condition and Results of Operations," the staff stated that "the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-45321; FR-61 (January 22,
2002).
Accordingly, the MD&A overview should be a more focused discussion that highlights the key points that are covered in greater detail in the MD&A section, with emphasis on the key trend and analytical points. We may have further comments on your revisions.

Results of Operations

42. Please revise your discussion to state the reasons for significant fluctuations in your results of operations. For example, state why payroll expenses increased by $300,000. Quantify the amount that represented increased salaries vs. additional employees.

Liquidity and Capital Resources, page 18
43. Please clarify your statements regarding your current and future
financing needs so your statements throughout the prospectus are consistent. On page 7 you state that you expect to have sufficient cash to fund your operations for at least the next 12 months. On page 18 you state that you will need additional capital during 2006 to sustain your operations. Does this mean that you expect your existing resources to be sufficient until 2006? Then on page 20 you state that your resources will be sufficient to sustain your planned
needs for the next 18 months.
44. In addition, you refer to your existing resources "and net proceeds from this offering" on page 20. We note, however, that your
Use of Proceeds disclosure on page 50 states that you will not receive any proceeds from this offering. If you are actually referring to the proceeds from your private placements, please revise to clarify.
45. Your discussion for each license agreement includes references to
payments that you will make related to achievement of milestones. Please assess whether these milestone payments meet the criteria as a purchase obligation and if these milestone payments should be shown
in the contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K. It appears that expected future payments under the PT-523 and IPdR license agreements may constitute "other long term obligations reflected on the registrant`s balance sheet under GAAP".
Include explanatory footnotes to this table as necessary to
provide
pertinent data for an understanding of the timing and amount of the
your specified contractual obligations as well as those
obligations
that have been excluded from this table.   If as a result of that
assessment, you do not include these payments in the table, please include in the liquidity and capital resource section of the MD&A, to the extent material, the amount and timing of event milestone commitments that are reasonably likely to be paid. Please refer to
Financial Reporting Release 72, section IV.

Financings, page 18
46. We note your disclosure relating to the February 2004 private placement and the July 2004 private placement. Why are these offerings not discussed in Item 26. Recent Sales of Unregistered Securities? Additionally, please provide us with an analysis of the exemptions relied on and an analysis explaining why these offerings should not be integrated. We may have further comments after we have had an opportunity to review your responses.

License Agreement Obligations, page 19
47. Please revise to disclose the expiration date of each license agreement.
48. Please revise to disclose aggregate payments made to date under the IPdR license.
49. It appears that you have an identical summary of your license agreements on pages 41 and 42. Please consider eliminating the duplicative summary. We note, however, that you are required to discuss any known commitments or events that will or are reasonably likely to result in your liquidity increasing or decreasing in any material way in the MD&A. See Item 303(b)(1) of Regulation S-B. If achievement of any milestone event is reasonably likely, and as a result you expect to make a milestone payment that would be material, you must describe the event and the amount of the payment you expect to make in the MD&A.

Plan of Operation, pages 20-21
50. To the extent practicable, please revise your disclosure to quantify your expected expenditures for operating expenses and product development expenses.

Research and Development Projects, page 21
51. Please revise each discussion in this section to indicate how much of the expenses you expect that grants from the National Cancer
Institute to cover. Additionally, disclose the amount that you have received to date for each project.
52. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VII--
Industry Specific Issues--Accounting and Disclosures by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov//divisions/corpfin/cfcrq032001.htm. For each of your research and development projects, please disclose for each project: 1) any obligation to repay funding provided by other parties, 2) the risks and uncertainties associated with completing development on schedule, and 3) the period in which material net cash inflows are expected to commence.

Critical Accounting Policies

53. Please revise critical accounting policies to discuss any significant estimates/judgments that are used in applying your accounting policy. For example, we note in the fifth paragraph of "Overview" on page 16 that some of your stock options vest based on milestones. Explain how you determine a vesting period and how a different vesting period could affect your results of operations.


Our Company, pages 24-42

General
54. Most of the language in this section is too technical for average investors to understand, particularly language under the subheadings
"PT-523" and "IPdR." Please revise the disclosure to substitute the technical language for language that is simple and can be understood by investors. Set forth below are a few examples of language that should be simplified. You should consider these as illustrative and not exhaustive of the language that should be simplified. Please clarify the following statements and phrases:
* "PT-523 is a novel water-soluble, nonpolyglutamatable analogue of methotrexate, or `MTX.`"
* "PT-523 also utilizes the membrane-bound transporter RFC
(Reduced
Foliate Carrier) ten times more efficiently than MTX."
* "These features impart an added lipophilic character which improves uptake as well as tighter binding to DHFR."
* In addition, pharmacology studies have demonstrated that PT-523 inhibits de novo pyrimidine and purine synthesis more potently than either methotrexate or trimetrexate. PT-523 produces cytotoxicity via inhibition of dihydrofolate reductase (DHFR), binding to DHFR much more tightly than classical antifolates such as methotrexate."
* "IPdR is converted to IUdR by aldehyde oxidase in the liver."
* "DNA incorporation is a prerequisite for radiosensitization of human tumors by the halogenated dThd analogues, and the extent of radiosensitization correlates directly with the percentage dThd replacement in DNA."
55. In addition, please reduce your over-reliance of acronyms in the prospectus. We note your use of the following acronyms in this section: MTX, NCI, DHFR, PABA, FPGS, RFC, IRB, DFCI, MTD, TNF and NO.
56. You have included many charts, diagrams and tables without an adequate description of what these graphics are intended to depict.
Please revise to fully explain each graphic you have included in your filing.
57. Additionally, most of the graphs, charts and tables include language that is technical and is not understandable for the average investor. For example:
* In the table at the bottom of page 28, "Fold MTX Resistance;"
* In the table on page 30, "EDX" and "TMX;" and
* In the table on page 31 "TOX," "PK" and "CMC Package."

Please revise accordingly.
58. Please note that Item 101(c)(3) of Regulation S-B encourages you to provide your Internet address if available.
59. In the subsections titled "Cancer - Overview" and "Cancer - Global Cancer Market Overview" you cite to various statistics related to the occurrence of cancer and amounts spent treating cancer. Please revise to identify the source of these statistics and provide us with market copies of documents containing these statistics.
60. In each instance where you discuss the findings or conclusions of your preclinical studies, please revise to clearly state that your clinical trials might fail to support your earlier conclusions.

PT-523 Competition, pages 31-32
61. Please disclose additional information about the specific products that will compete with your products. Describe the products in greater detail, their respective level of sales and the advantages and disadvantages of each product relative to your products. Please describe how competing products compare based on the criteria that define market acceptance in the industry. We may have comments on your revisions.

IPdR, page 32
62. Please rename your reference to Phase I/II clinical trials as Phase I clinical trials. Although these trials may have obtained some initial information that suggests efficacy, the purpose of the trials was not designed to test efficacy. In addition, the FDA does not recognize a Phase I/II designation of clinical trials.
63. Additionally, disclose who performed these clinical trials.


IPdR Competition, pages 37-38
64. Please disclose additional information about the specific products that will compete with your products. Describe the advantages and disadvantages of each product relative to your products. Please describe how competing products compare based on the criteria that define market acceptance in the industry. We may have comments on your revisions.

Government Regulation, pages 38-41
65. Please revise your statement on page 39 that "Clinical trials
.. .
.. may . . . be combined."  The FDA does not recognize combined
Phase
I/II or Phase II/III designations of clinical trials.
66. We refer to the following statements you make on page 40 regarding TRISENOX. These statements are confusing as you do not have a product candidate named "TRISENOX." Please revise appropriately.

Management, pages 43-48
67. Please confirm to us that you have no transactions that are required to be disclosed pursuant to Item 404 of Regulation S-B, "Certain Relationships and Related Party Transactions."
68. Please provide the information required by Item 201(d) of Regulation S-B or explain to us why you believe it is not required.

Principal Shareholders, page 49
69. For each shareholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) who hold voting and dispositive rights.

Selling Shareholders, pages 51-53
70. Please tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.
71. The sum of the subtotals for the column titled "Number of shares offered by selling stockholder issuable upon conversion of preferred stock" is 74,164,417. Please recalculate these subtotals and ensure that the total for this column and the column titled "Number of shares offered by selling stockholder" agree to the number of shares being registered.
72. For each selling shareholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) that have voting and dispositive rights.

Plan of Distribution, pages 54-55
73. We note the following statements on page 54:
* that selling shareholders "includes donees, pledgees,
transferees
or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge,
partnership
distribution or other transfer . . . ."
* "The selling shareholders may . . . pledge or grant a security interest . . . the pledgees or secured parties may offer and sell the shares of common stock . . . under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) . . . ."
* "The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners
for purposes of this prospectus."
Please note that you may only substitute new names for the names of
selling stockholders identified in an effective registration statement by filing a Rule 424(b) prospectus if the change is not material, the number of securities or dollar amount registered does not change, and the new owners` securities can be traced to those covered by the original registration statement. A change that does not meet these requirements must be made by a post-effective amendment. Please confirm to us that you will comply with these requirements and revise your disclosure accordingly.
74. We note your statement on page 55 that "The selling
shareholders
and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act . . . ."  Please note that any such broker-dealers will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.

Financial Statements Six Months Ended June 30, 2004

Note 5. Stock-Based Compensation

75. We note that as described in Note 4, a significant number of stock option and stock warrant transactions occurred during the six months ended June 30, 2004. Please provide updated tabular disclosure as provided in Note 6 to the annual financial statements in the interim financial statements. Also, describe the nature of milestone events that will trigger stock option vesting.
76. Based on the difference between the exercise price and the fair value of recently issued common stock at $2.375 per share in February
2004, it appears that the stock compensation recorded is low. Please provide us a calculation of how you derived your stock compensation amount. In this respect, tell us why you believe a volatility rate of 0% is appropriate.

Note 8. Subsequent Events

77. Clarify in the filing if there was any beneficial conversion feature regarding the issuance of convertible preferred shares. Refer to EITF 98-5 and 00-27. Provide us with an analysis of your conclusion. Also, please clarify in the filing the terms of the convertible preferred stock, including the conversion rate.

Financial Statements Year Ended December 31, 2003

Note 2. Significant Accounting Policies

78. Please disclose your accounting policy for license fees and milestone payments.

Pro Forma Condensed Combined Balance Sheet, page F-21

79. Please describe supplementally your basis for your accounting treatment for the reverse merger with Hana Biosciences, including the determination of acquisition cost and your treatment as a recapitalization. Clarify that no assets were acquired in the merger. Tell us how you valued the stock issued in the transaction and the basis for that valuation.
80. Please explain the basis for your decision to exclude pro forma condensed combined income statements through June 30, 2004, showing all pro forma adjustments and pro forma earnings per share as if the reverse merger had occurred on January 1, 2003.
81. Please explain the basis for your decision to exclude the 1-for
12 reverse stock split, the preferred stock conversion and the private placement of 2,395,210 shares from the pro forma presentation. If the reverse split will occur prior to effectiveness, please revise the historical financial statements prior to effectiveness.

Item 26.  Recent Sales of Unregistered Securities.
82. Please provide us additional information regarding your analysis that the shares issued in connection with the merger were issued pursuant to a valid 4(2) exemption. We may have further comments.


Item 27.  Exhibits.
83. Please note that your exhibit index on page II-7 is not complete.
Please revise as appropriate.
84. Please provide the legal opinion required by Item 601(b)(5) of Regulation S-B. We may have further comments.


*	*	*	*	*

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Frank Wyman at (202) 942-2851 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or Suzanne Hayes at (202) 942-1789 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Christopher J. Melsha, Esq.
      Maslon Edelman Borman & Brand, LLP
      90 South 7th Street, Suite 3300
      Minneapolis, Minnesota 55402



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Mark J. Ahn, Ph.D.
September 20, 2004
Page 16